Exhibit 99.3

Annual General Meeting of Achilles Therapeutics plc Date: June 28, 2021 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only The Board of Directors recommend a vote for the approval of Resolutions 1 to 9 Annual General Meeting of Achilles Therapeutics plc to be Held on June 28, 2021 for Holders as of May 19, 2021    Please separate carefully at the perforation and return just this portion in the envelope provided.    Directors Recommend For Against Abstain ORDINARY RESOLUTION Resolution 1 Re-election of Edwin Moses Non-Executive Director Resolution 2 Re-election of Iraj Ali Executive Director Resolution 3 Re-election of Carsten Boess Non-Executive Director Resolution 4 Re-election of Derek DiRocco Non-Executive Director Resolution 5 Re-election of Michael Giordano Non-Executive Director Resolution 6 Re-election of Julie O’Neill Non-Executive Director Resolution 7 Re-appointment of KPMG LLP as statutory auditor to serve until the next AGM of the Company Resolution 8 Authorisation for the Audit Committee to determine the auditors’ remuneration for fiscal year 2021 SPECIAL RESOLUTION Resolution 9 Amendment of the Company’s Articles of Association    MAIL    Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 5:00 p.m. on June 18, 2021 PROXY TABULATOR FOR ACHILLES THERAPEUTICS PLC P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Authorized Signatures—This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Copyright © 2021 Mediant Communications Inc. All Rights Reserved 15926 Achilles Therapeutics plc VIF.indd 1 5/24/2021 10:30:02 AM

15926 Achilles Therapeutics plc VIF Proof 12 Achilles Therapeutics plc Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. on June 18, 2021) The undersigned Holder of American Depositary Receipts (“ADRs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of Achilles Therapeutics plc (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business on May 19, 2021 at the Company’s Annual General Meeting to be held on Monday, June 28, 2021 at 17:00 UK time (12:00 Eastern Time), on the matters specified on the reverse side. NOTE: 1. Instructions as to voting on specified resolutions should be indicated by placing an “X” in the appropriate box. 2. Pursuant to Section 4.7 of the Deposit Agreement, the Depositary shall not vote or attempt to exercise the right to vote that attached to the deposited Shares other than in accordance with instructions given by Owners and received by the Depositary or as provided in the following sentence. If the Depositary has received from the Company by June 18, 2021 a written confirmation that, as of the June 18, 2021, (x) the Company wishes a proxy to be given under this sentence, (y) the Company reasonably does not know of any substantial opposition to the matters and (z) the matters are not materially adverse to the interests of shareholders. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR ACHILLES THERAPEUTICS PLC P.O. Box 8016 CARY, NC 27512-9903 15926 Achilles Therapeutics plc VIF.indd 2 5/24/2021 10:30:02 AM